Exhibit 99.1

David Baazov Announces Updated Position in Amaya Inc.

MONTREAL, March 30, 2017 /CNW/ - David Baazov announced that on March 29, 2017 and March 30, 2017 he disposed of ownership of 12,000,000 common shares (“Common Shares”) of Amaya Inc. (“Amaya”) through the facilities of the Toronto Stock Exchange and the Chi-X Canada alternative trading system, at an average price of $22.31 per share for an aggregate amount of $267,720,000, representing approximately 8.2% of the issued and outstanding Common Shares.

Prior to the dispositions, Mr. Baazov owned 17,605,839 Common Shares, representing approximately 12% of the issued and outstanding Common Shares.  After giving effect to this disposition, Mr. Baazov owns 5,605,839 Common Shares, representing approximately 3.8% of the issued and outstanding Common Shares.

Mr. Baazov disposed of the above 12,000,000 Common Shares for investment purposes.  Mr. Baazov continues to own Common Shares for investment purposes and may, from time to time, dispose of some or all of the existing securities he owns or will own, or may continue to own his current position depending on market and other conditions and regulatory restrictions or requirements, including, without limitation, through open market transactions, treasury issuances, private agreements or otherwise for investment purposes.

Mr. Baazov will be filing an early warning report in accordance with applicable securities laws, a copy of which will be available under Amaya’s profile on SEDAR at www.sedar.com and may also be obtained by contacting Jonathan Goldbloom, President at JGA Strategic Relations, telephone (514) 750-0887.

Media Inquiries:

Jonathan Goldbloom, President, JGA Strategic Relations
Tel: (514) 750-0887, jonathan.goldbloom@jgoldbloom.ca